





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2020 (MM/DD/YY) AND ENDING DECEMBER 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MC SQUARE CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 ARCH STREET
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

,MARINO MARIN 646-780-7166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KNIGHT ROLLERI SHEPPARD, CPAS LLP
(Name – *if individual, state last, first, middle name*)

1499 POST RD. #1040	FAIRFIELD	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marino Marin _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MC SQUARE CAPITAL LLC _____ , as
of DECEMBER 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE _____

_____

_____





Signature



CEO

Title



Notary Public

ROBERT J. SMITH
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC SQUARE CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2020

Contents



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
 of MC Square Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MC Square Capital, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MC Square Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MC Square Capital, LLC's management. Our responsibility is to express an opinion on MC Square Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MC Square Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission – Schedule I, Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 of the Securities and Exchange Commission – Schedule II and Information Relating to Possession or Control Requirements Under Rule 15c3-3 – Schedule III has been subjected to audit procedures performed in conjunction with the audit of MC Square Capital, LLC's financial statements. The supplemental information is the responsibility of MC Square Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission – Schedule I, Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 of the Securities and Exchange Commission – Schedule II and Information Relating to Possession or Control Requirements Under Rule 15c3-3 – Schedule III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KRS CPAS, LLP

Knight Rolleri Sheppard, CPAS, LLP

We have served as MC Square Capital, LLC's auditor since 2019.
Fairfield, Connecticut
February 8, 2021

MC SQUARE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Cash	$	2,091,133
Accounts receivable		38,722
Prepaid expenses		11,619
Due from related party		45,630
Total assets	**$**	**2,187,104**

Liabilities and Member's Capital

Liabilities

Accounts and accrued expenses payable	$	10,379
Total liabilities		**10,379**

Member's capital

Member's capital		2,176,725
Total member's capital		**2,176,725**
Total liabilities and member's capital	**$**	**2,187,104**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2020

Revenue	
Advisory Fees	$ 596,507
Success Fees	1,251,240
Total revenue	**1,847,747**
Expenses	
Compensation	619,190
Legal and Professional fees	388,546
Occupancy	59,530
Data	40,917
Technology	29,543
Insurance	26,967
Sponsorships	10,000
Regulatory fees	8,268
Travel	6,722
Office	6,397
Other	1,019
Total expenses	**1,197,099**
Net Gain	**$ 650,648**

See accompanying notes to the financial statements.

4

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2020

Member's capital, December 31, 2019	$ 2,026,077
Capital distributions	(500,000)
Net Gain	650,648
Member's capital, December 31, 2019	**$ 2,176,725**

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2020

Cash flows from operating activities:		
Net Gain	$	650,648
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Increase in accounts receivable		(28,722)
Increase in prepaid expenses		27,828
Decrease in accrued expenses and accounts payable		(928)
Net cash provided by operating activities		**(1,822)**
Cash flows from financing activities		
Capital distribution to member		(500,000)
Net cash (used in) financing activities		**(500,000)**
Net change in cash		**148,826**
Cash, beginning of year		1,942,307
Cash, end of year	**$**	**2,091,133**

\

Supplementary disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest expense	$	-

See accompanying notes to the financial statements.

MC SQUARE CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

MC Square Capital, LLC., formerly Exit 3 Capital Markets, LLC (the "Company") was originally formed on July 26, 2013 as a registered Broker Dealer with the Security Exchange Commission ("SEC") and a Member of the Financial Industry Regulatory Authority (FINRA). In February 9, 2016, the Company was granted approval by FINRA for an ownership change where 100% of the Company was sold to MC Square Intermediate Holdings, LLC. Subsequent to FINRA approval, the Company was renamed MC Square Capital, LLC on March 3, 2016. Going forward, all references to "Company" shall mean MC Square Capital, LLC.

The Company engages in the private placement of securities, mergers and acquisition advisory services, corporate finance & development services and investment banking advisory services. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

pronouncements. There were no cash equivalents at December 31, 2020. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

For further discussion of cash, see "Note 4 Concentrations and Economic Dependency"

(d) *Revenue Recognition*

The Company is entitled to placement and / or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

(e) *Income Taxes*

The Company is treated as a disregarded entity for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

require financial statement recognition at December 31, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2016.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(f) *Advertising and Marketing*

Advertising and marketing costs are expensed as incurred.

(g) *General and Administrative Expenses*

General and administrative costs are expensed as incurred.

(h) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets   or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2020, the Company had net capital of $2,080,754, which was $2,075,754 in excess of its required minimum net capital of $5,000. The Company had an AI/NC ratio of 0.5%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

See "Note 10 Subsequent Events" for updated exemption status.

NOTE 4 – CONCENTRATIONS AND ECONOMIC DEPENDENCY

The Company's revenues are related to placement and / or transaction fees as discussed in Note 2 above. There is no assurance of future revenues from such fees.

One customer accounted for 46% of 2020 revenues.

The Company maintains its cash at a financial institution in amounts that exceeded federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. As of December 31, 2020 cash balances held that exceeded federally insured limits amounted to $1,841,133.

NOTE 5 – ACCOUNTS RECEIVABLE AND UNCOLLECTIBLE FUNDS

Accounts receivable are carried at original invoiced amounts and are considered fully collectible. Accounts receivable are written off when deemed uncollectible.

NOTE 6 – FAIR VALUE

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE 8 – RELATED PARTY TRANSACTIONS

As reported on its CMA application with FINRA, The Company has an expense sharing agreement with MC Square Services LLC, a related party through common control in which MC Square Capital LLC and MC Square Services LLC agree to share certain management, operating and overhead expenses. These include but are not limited to occupancy and equipment, technology and communications, salary and administrative expense, insurance, office expense, supplies, and consulting fees which totaled $747,610 during the reporting period. MC Square Services LLC has indicated it will not seek reimbursement for these expenses in the future.

NOTE 9 – ANTI-MONEY LAUNDERING POLICIES AND PROCEDURES

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020 the Company had implemented such policies and procedures.

NOTE 10 – EXEMPTION FROM RULE 15C-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 11 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 8, 2021, the date of the filing of this report. Effective February 8, 2021 the Company is in the process of updating its membership to a Non-Covered Firm and will no longer claim an exemption from Rule 15c3-3 in reliance upon footnote 74 SEC Release No. 34-70073 dated July 30, 2013 and as discussed in question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

NOTE 12 – COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.
.

MC SQUARE CAPITAL, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Schedule I

Net capital		
Total member's capital	$	2,176,725
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Non-allowable assets		95,971
Net capital before haircuts and undue concentration on securities positions		**2,080,754**
Haircuts and undue concentration on securities positions		--
Net Capital	$	**2,080,754**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	10,379
	$	**10,379**
Ratio: aggregate indebtedness to net capital		.005 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1000%	$	2,075,754

Reconciliation of December 31, 2019 audited computation of net capital and Company's unaudited December 31, 2019 Part IIA of Form X-17A-5.

Unaudited December 31, 2019 net capital per December 31, 2019 Part IIA filing	$	2,080,754
Audit adjustments		--
Net capital	$	**2,080,754**

See report of independent registered public accounting firm.

MC SQUARE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Schedule II

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See report of independent registered public accounting firm.

MC SQUARE CAPITAL, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

Schedule III

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See report of independent registered public accounting firm.



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE. ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member
  of MC Square Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) MC Square Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MC Square Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (exemption provisions) and (2) MC Square Capital, LLC stated that MC Square Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MC Square Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MC Square Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KRS CPAS, LLP

Knight Rolleri Sheppard, CPAS, LLP
Fairfield, Connecticut
February 8, 2021

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

MC SQUARE CAPITAL, LLC
EXEPMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2020

MC Square Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

MC Square Capital, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, <u>Marino Marin</u>, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____

Marino Marin, CEO